FAIRFAX  News Release
Stock Symbol: FFH (TSX and NYSE)

TORONTO, November 2, 2006

THIRD QUARTER FINANCIAL RESULTS
AND 2005 US GAAP RECONCILIATION RESTATEMENT

(Note: All dollar amounts in this press release are expressed in U.S. dollars.)

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announces that it had a net loss of $359.2 million for the third quarter of 2006 and net earnings of $68.4 million for the first nine months of 2006. The third quarter net loss included a $412.6 million non-cash charge related to the previously announced commutation of the Swiss Re corporate insurance cover. Prior to giving effect to the commutation loss, net earnings for the third quarter and for the nine months were $53.4 million and $481.0 million respectively. Net loss per diluted share was $20.41 for the third quarter and net earnings per diluted share were $3.37 for the nine months ended September 30, 2006. Other highlights were as follows:

•
The combined ratios of the company’s insurance and reinsurance operations for the third quarter and the first nine months of 2006 were 98.5 % and 98.0% respectively on a consolidated basis, and as follows on an individual company basis: Northbridge - 94.5 % and 99.3% respectively, Crum & Forster - 98.7% and 98.9% respectively, and OdysseyRe - 100.3% and 97.1% respectively.

•	Underwriting profit at the company’s insurance and reinsurance operations for the third quarter and the first nine months of 2006 was $16.6 million and $64.4 million respectively.

•	Net premiums written during the third quarter and the first nine months of 2006 grew by 2.6% to $1,237.3 million and 2.7% to $3,619.3 million respectively compared to the prior year’s periods.

•
Total interest and dividend income earned increased to $192.5 million and $532.3 million in the third quarter and the first nine months of 2006 respectively from $103.5 million and $339.4 million in the prior year’s periods.

•
Net realized gains on investments in the third quarter were $20.9 million (net of mark-to-market adjustments on derivatives and other short positions of $117.6 million), and in the first nine months of 2006 were $745.3 million (net of mark-to-market adjustments on derivatives and other short positions of $72.0 million).

•
The company’s runoff and other operations had a pre-tax loss of $408.4 million and $378.9 million for the third quarter and the first nine months of 2006 respectively, including the $412.6 million loss recorded during the third quarter of 2006 on the commutation of the Swiss Re corporate insurance cover. Prior to giving effect to the commutation loss, runoff and other’s pre-tax earnings for the third quarter and for the nine months were $4.2 million and $33.7 million respectively.

•	The company held $473.7 million of cash, short term investments and marketable securities at the holding company level at September 30, 2006 compared to $559.0 million at December 31, 2005.

•
Subsidiary portfolio cash and investments at September 30, 2006 totaled $15.8 billion at carrying value, compared to $14.3 billion at December 31, 2005. The pre-tax unrealized gain on portfolio investments at September 30, 2006 was $207.5 million (consisting of an unrealized loss on bonds of $101.5 million and an unrealized gain on equities and other of $309.0 million).

•
Reinsurance recoverables declined to $5,805.8 million at September 30, 2006 from $7,655.7 million at December 31, 2005, a reduction of $1,849.9 million that included a reduction of $1 billion recoverable from Swiss Re after the commutation of the corporate insurance cover.

•
Funds withheld payable to reinsurers declined by $645.8 million to $408.6 million at September 30, 2006 from $1,054.4 million at December 31, 2005, primarily due to the commutation of the Swiss Re corporate insurance cover.

•
Future income taxes declined by $360.9 million to $757.9 million at September 30, 2006 from $1,118.8 million at December 31, 2005. The portion of the company’s future income tax asset related to capitalized operating losses of its U.S. consolidated tax group declined by $324.5 million to $81.2 million at September 30, 2006 from $405.7 million at December 31, 2005.

•	Total holding company debt at September 30, 2006 declined by $119.0 million to $1,490.8 million from $1,609.8 million at December 31, 2005.

•	At September 30, 2006, common shareholders’ equity was $2,529.6 million, or $142.57 per basic share.

Following is a summary of Fairfax’s unaudited financial results for the third quarter and the first nine months of 2006:

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30
	2006	2005 Restated	2006	2005 Restated
	($ millions)
Total revenue	1,515.1	1,547.5	5,165.2	4,540.8
Earnings (loss) before income taxes and non-controlling interests	(277.4)	(260.5)	615.7	(53.7)
Net earnings (loss)	(359.2)	(208.6)	68.4	(138.5)

Net earnings (loss) per share	$(20.41)	$(13.19)	$3.37	$(9.11)
Net earnings (loss) per diluted share	$(20.41)	$(13.19)	$3.37	$(9.11)

Combined ratios were as follows for the third quarter and the first nine months of 2006:

	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30
	2006	2005 Restated	2006	2005 Restated
Insurance - Canada (Northbridge)	94.5%	94.0%(1)	99.3%	91.3%(1)
- U.S.	98.7%	117.6%(1)	98.9%	102.5%(1)
- Asia (Fairfax Asia)	96.9%	92.5%	97.4%	91.0%
Reinsurance (OdysseyRe)	100.3%	145.3%(1)	97.1%	114.1%(1)
Consolidated	98.5%	127.0%(1)	98.0%	106.0%(1)

(1) 74.2% and 84.5% for Northbridge, 92.9% and 95.0% for U.S. Insurance, 98.7% and 98.2% for OdysseyRe, and 91.7% and 94.3% Consolidated for the three and nine months ended September 30, 2005 respectively, prior to giving effect to the 2005 third quarter hurricane losses.

There were 17.7 and 16.0 million weighted average shares outstanding during the third quarter of 2006 and 2005 respectively. At September 30, 2006 there were 17,742,440 shares effectively outstanding.

Restatement of Consolidated Financial Statements

On August 31, 2006, the company restated its previously reported consolidated financial statements as at and for the years ended December 31, 2001 through 2005 and all related disclosures, as well as its unaudited consolidated financial statements as at and for the three months ended March 31, 2006. The restatement of the company’s consolidated financial statements followed an internal review of the company’s consolidated financial statements and accounting records that was undertaken in contemplation of the commutation of the Swiss Re corporate insurance cover. That review identified an overstatement of the consolidated net assets of the company and errors in accounting for the periodic consolidated earnings. The effects of the restatement, including the correction of all errors previously identified by management and deemed to be not material to the consolidated financial statements at the prior time, are reflected in the financial information contained herein.

2005 US GAAP Reconciliation Restatement

During its review in preparing the third quarter financial statements, management identified an error in the US GAAP accounting for changes in the fair value attributed to embedded options in convertible bonds for the year ended December 31, 2005. The correction of this error will have no cumulative impact on US GAAP shareholders’ equity as at December 31, 2005 or on US GAAP comprehensive income for the year ended December 31, 2005, but will have the net effect of increasing the US GAAP net loss for the year ended December 31, 2005 by $26.8 million to $313.4 million (a loss of $19.65 per share and per diluted share) and increasing US GAAP other comprehensive income for that year by the same $26.8 million amount. This correction will have no impact on any Canadian GAAP consolidated financial statements or any Canadian GAAP disclosures.

Fairfax will restate its financial statements as at and for the year ended December 31, 2005 to correct the US GAAP accounting error described above. The anticipated effects of this restatement are reflected in the financial information contained herein. Until the above-mentioned restatement is completed, the US GAAP Reconciliation note in Fairfax’s December 31, 2005 financial statements should not be relied upon. Fairfax anticipates that the restatement will be completed during the week of November 6, 2006.

Fairfax’s detailed third quarter report can be accessed at its website www.fairfax.ca. As previously announced, Fairfax will hold a conference call at 8:30 a.m. Eastern time on Friday, November 3, 2006 to discuss its third quarter results.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact: Greg Taylor, Chief Financial Officer, at (416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net income if the reserves of our subsidiaries (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks our subsidiaries insure that are higher or lower than expected; the lowering or loss of one of our subsidiaries’ financial or claims paying ability ratings; an inability to realize our investment objectives; exposure to credit risk in the event our subsidiaries’ reinsurers or insureds fail to make payments; a decrease in the level of demand for our subsidiaries’ products, or increased competition; an inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect our subsidiaries; an inability to obtain required levels of capital; an inability to access cash of our subsidiaries; risks associated with requests for information from the Securities and Exchange Commission; risks associated with current government investigations of, and class action litigation related to, insurance industry practice or any other conduct; the passage of new legislation; and the failure to realize future income tax assets. Additional risks and uncertainties are described on pages 118 to 123 of our original 2005 Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed September 28, 2005 with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.